Exhibit 3.1

CERTIFICATE OF INCORPORATION, AS AMENDED
OF
AMERICAN BIOGENETIC SCIENCES, INC.

1. The name of the Corporation is AMERICAN BIOGENETIC SCIENCES, INC.

2. The address of its registered office in the State of Delaware is 25 Greystone Manor in the City of Lewes, DE 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The Corporation shall be authorized to issue nine hundred and ten million (910,000,000) shares of capital stock, of which nine hundred million (900,000,000) shares shall be shares of common stock, $0.0001 par value ("Common Stock") and ten million (10,000,000) shares shall be shares of preferred stock, $0.0001 par value, which may be issued in one or more series ("Preferred Stock"). The Board of Directors of the Corporation is authorized to fix the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock and any series thereof pursuant to Section 151 of the Delaware General Corporation Law.

5. The Corporation is to have perpetual existence.

6. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the by-laws of the Corporation.

7. Elections of Directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the Corporation.

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. No Director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (1) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the Director derived an improper personal benefit.

Signed on November 29, 2005

/s/ Richard Rubin, Chairman of the Board of Directors